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                           February 9, 2022

       Dvir Cohen
       Chief Executive Officer
       Memic Innovative Surgery Ltd.
       6 Yoni Netanyahu Street
       Or Yehuda 6037604
       Israel

                                                        Re: Memic Innovative
Surgery Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed February 8,
2022
                                                            File No. 333-259925

       Dear Mr. Cohen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2022 letter.

       Form F-4 Amendment #3 filed February 8, 2022

       Selected Unaudited Condensed Combined Pro Forma Financial Information
       Note 4. Earnings (Loss) Per Share, page 44

   1. We note your expanded disclosure provided in response to prior comment 1. Please revise your pro forma earnings
per share information for the year ended December 31, 2020 to appropriately include
the impact of the issuance of the 7,646,002 preferred shares expected to be issued
prior to the Business Combination. In this regard, the weighted average number of
shares outstanding during the period should be adjusted to give effect to any shares that have
been or will be issued to consummate the transaction as if the shares were outstanding
as of the beginning of the period presented.
 Dvir Cohen
Memic Innovative Surgery Ltd.
February 9, 2022
Page 2
Index to Financial Statements
Unaudited Interim Financial Statements, page F-1

2. We note that you have restated Memic's June 30, 2021 interim financial statements to
         reflect an update made in the Company   s valuation of its preferred
and ordinary
         shares. Please label the respective financial statements that changed "As Restated" in order to acknowledge the correction. Ensure the 2021 column headings within the impacted financial statements are also labeled "As Restated".
Note 15. Net Loss Per Share Attributable to Ordinary Shareholders, page F-25

3.     We note your response to prior comment 3. Please respond to the following:
           Provide us with a table showing the number of options granted, the exercise price of the options granted, and the share price of your common stock each time the options were granted in 2015, 2016, and up until February 2018.
           To the extent the exercise price was equal to the share price of common stock at the time of the option grant, please explain how you concluded the exercise price was non-substantive.
           Tell us whether you believe there is a requirement to continually assess whether you granted options with little consideration throughout the life of option or only at the time of grant. To the extent you believe you are required to continually assess whether vested options were granted with little consideration, tell us whether you believe these options should be excluded from basic earnings per share if your stock price declined closer to $0.01 per share.
           In evaluating whether the options were granted with little consideration, tell us how you considered the fact that the options were granted with a four year vesting condition. For example, tell us whether you consider the future service requirement as a form of consideration, and if so, explain how.
           Explain in more detail how your policy would apply to your other option grants in the future. For example, you granted options with exercise prices of $0.27 per share and
           $0.10-$0.12 per share in the year ended December 31, 2019 and 2020, respectively.
            Tell us whether you would include the options, once vested, in your basic earnings
FirstName LastNameDvir
           per share if yourCohen
                             stock price was over a certain dollar threshold?
How would that
Comapany threshold
           NameMemic  be determined?Surgery
                          Innovative    To the Ltd.
                                                extent you would not include
these options in basic
           earnings  per
February 9, 2022 Page 2  share in the future, tell us why.
FirstName LastName
 Dvir Cohen
FirstName LastNameDvir
Memic Innovative SurgeryCohen
                         Ltd.
Comapany9,NameMemic
February   2022       Innovative Surgery Ltd.
February
Page 3 9, 2022 Page 3
FirstName LastName
       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Chris Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Robert Grossman